FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of

The Securities Exchange Act of 1934

For the Month of February, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 10, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that it has purchased a portion of its own shares in conformity with Article 210 of the Japanese Commercial Code.

2.	News release issued on February 20, 2003, by the registrant, reporting its consolidated financial results for the fiscal third quarter and nine months, ended December 31, 2002.

3.	News release issued on February 20, 2003, by the registrant, announcing that it will purchase a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ SHIGERU NAKATANI
Shigeru Nakatani, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: February 28, 2003

February 10, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” and “National” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between January 30, 2003 and February 10, 2003

3.	Aggregate purchase amount: 9,494,334,000 yen

4.	Aggregate number of shares purchased: 8,000,000 shares

5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2002:

•	Class of shares: Common stock

•	Aggregate number of shares to be purchased: Up to 180 million shares

•	Aggregate purchase amount: Up to 300 billion yen

2)	Cumulative total of shares repurchased through February 10, 2003:

•	Aggregate purchase amount: 85,645,752,000 yen

•	Aggregate number of shares purchased: 70,000,000 shares

# # #

February 20, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 120 yen.)

MATSUSHITA REPORTS THIRD-QUARTER AND NINE-MONTH RESULTS

-Sales and Earnings Increase on Success of V-products,

Components and Devices Rebound-

Matsushita Electric Industrial Co., Ltd. today reported gains in its consolidated financial results for the fiscal third quarter and nine months, ended December 31, 2002.

Third-quarter Results

Consolidated group sales for the third quarter increased 8% to 1,867.8 billion yen (U.S.$15.57 billion), from 1,737.2 billion yen in the same three-month period a year ago, with sales increasing in all product segments. Of the total, sales in Japan were up 9% to 874.7 billion yen ($7.29 billion), from 803.7 billion yen in the prior year’s third quarter. Overseas sales also showed improvement, up 6% to 993.1 billion yen ($8.28 billion), compared with 933.5 billion yen in the same quarter a year ago. Excluding the effects of currency translation, overseas sales increased 4% from a year ago on a local currency basis.

During the third quarter, the economic environment in Japan showed few signs of improvement, due to such factors as slow consumer spending and continuing cutbacks in capital investment by corporations. Overseas, the Asian region, especially China, continued to show solid economic growth, but the outlooks in the United States and Europe remained in doubt stemming from slowdowns in the U.S. economy and the possibility of conflict in the Middle East.

Consolidated operating profit for the third quarter rebounded to 42.8 billion yen ($357 million), from an operating loss in the year-earlier quarter of 69.7 billion yen. This turnaround was achieved despite intensifying global competition, mainly as a result of increased sales in all product segments and the positive results of various business restructuring initiatives implemented during the previous fiscal year. Income before income taxes also increased significantly to 45.1 billion yen ($376 million), as compared with a loss before income taxes of 212.9 billion yen in the same three-month period a year ago. Net income for the quarter totaled 20.9 billion yen ($174 million), up from a net loss of 172.0 billion yen in last year’s third quarter.

Third-quarter consolidated net income per common share on a diluted basis rose to 8.52 yen ($0.07), compared with a net loss per common share of 82.74 yen in the same quarter a year ago.

Nine-month Results

Consolidated group sales for the nine months ended December 31, 2002 increased 6% to 5,405.0 billion yen ($45.04 billion), compared with 5,122.8 billion yen in the same nine-month period of the previous year. Consolidated operating profit for the nine-month period turned to 88.2 billion yen ($735 million), compared with an operating loss of 145.4 billion yen in the same period last year. Income before income taxes for the nine months also improved to 99.5 billion yen ($829 million), from a pretax loss of 300.2 billion yen a year ago. This resulted in a net income for the nine months of 38.7 billion yen ($323 million), up from a net loss of 241.5 billion yen in the same period of the previous year.

Consolidated net income per common share for the nine months was 17.48 yen ($0.15), compared with a net loss per common share of 116.15 yen a year ago, both on a diluted basis.

Third-quarter Sales Breakdown by Product Category

The company’s third-quarter consolidated sales by major product category are summarized as follows:

AVC Networks

AVC Networks sales increased 5% to 1,088.7 billion yen ($9.07 billion), compared with 1,040.7 billion yen in the same three-month period a year ago. Within this segment, despite slow sales of color TVs in the domestic market, sales of video and audio equipment increased 8% overall from the previous year. This increase was mainly due to solid sales of digital AV equipment, particularly V-products, such as PDP TVs, DVD players/recorders and video camcorders.

In information and communications equipment, weak sales of hard disk drives (HDDs) and other PC peripheral equipment were offset by sales increases in car AVC equipment, broadcast- and business-use AV equipment, and steady overseas sales of cellular phones, resulting in an overall 1% sales increase within this category.

Home Appliances

Sales of Home Appliances were up 4% to 321.5 billion yen ($2.68 billion), compared with 307.6 billion yen in the previous year’s third quarter. This improvement was mainly due to domestic sales increases of HFC-free refrigerators, vacuum cleaners and microwave ovens, as well as overseas sales gains in refrigerators and air conditioners.

Industrial Equipment

Sales of Industrial Equipment were 60.9 billion yen ($507 million), up 10% from 55.5 billion yen in the year-earlier three-month period, due mainly to improved sales of electronic-parts-mounting machines and other factory automation (FA) equipment in Japan and China.

Components and Devices

Sales of Components and Devices increased 19% to 396.7 billion yen ($3.31 billion), compared with 333.4 billion yen in the same period a year ago. This sharp increase was due mainly to strong sales of semiconductors, general components and electronic tubes in domestic and overseas markets.

Outlook for the Full Fiscal Year 2003, ending March 31, 2003

Matsushita announced today a revision of its forecast made on October 30, 2002 for annual consolidated financial results for the current fiscal year, ending March 31, 2003 (fiscal 2003). While there is growing uncertainty about the effects of the situation in the Middle East on the U.S. and other economies, the company forecasts improvements in its consolidated financial results for the full fiscal year 2003, mainly as a result of the positive effects of business and organizational restructuring and the success of the company’s V-products.

On a consolidated group basis, Matsushita now expects annual sales for the current fiscal year to increase 6% from the previous year, to approximately 7,300 billion yen, up from the previous forecast of 7,050 billion yen. Consolidated operating profit is now expected to total approximately 120 billion yen, an upward revision from the previous forecast of 100 billion yen. The forecast for consolidated income before income taxes is now about 96 billion yen, down from the October forecast of 105 billion yen. This downward revision is due mainly to expected losses on valuation of investment securities, reflecting stock market conditions in Japan, as well as business restructuring expenses relating mainly to overseas subsidiaries. As a result, net income for the fiscal year is now estimated to be about 25 billion yen, as compared with the previous forecast for net income of 37 billion yen. In this annual forecast, Matsushita has also included certain subsidiaries, primarily overseas subsidiaries, of Victor Company of Japan, Ltd. in its consolidated reporting, in line with the company’s new domain-based, global consolidated management policy implemented through the groupwide business and organizational restructuring in January 2003.

On a non-consolidated, parent company-alone basis, the company expects sales for the full fiscal year to increase 7% to approximately 4,160 billion yen, compared with sales in the previous fiscal year of 3,900.7 billion yen. Parent-alone recurring profit is expected to improve to approximately 78 billion yen, up sharply from a recurring loss of 42.4 billion yen last year, while net income for the full fiscal year is forecasted to be approximately 55 billion yen, compared with last year’s net loss of 132.4 billion yen.

Year-end Dividend

Matsushita intends to distribute a year-end cash dividend of 6.25 yen per common share, payable to shareholders of record as of March 31, 2003. This compares with the year-end dividend of 3.75 yen per common share paid last year. Including the interim dividend paid in December, the company’s annual dividend for the current fiscal year will be 12.50 yen per common share, up from 10.00 yen per common share for the previous year.

Matsushita Electric Industrial Co., Ltd. is one of the world’s leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the “Panasonic,” “National,” “Technics” and “Quasar” brand names. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Notes to consolidated financial statements:

1.	The Company’s consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses.

3.	From this fiscal year (fiscal 2003), the Company has applied SFAS No.142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized, but tested at least annually for impairment. Intangible assets that have estimable useful lives will continue to be amortized over their useful lives. The effects on net loss and basic and diluted net loss per common share for the fiscal third quarter and the nine months ended December 31, 2001, if SFAS No.142 had been applied a year ago are as follows:

	Three months ended December 31, 2001	Nine months ended December 31, 2001
	[in millions of yen]	[in millions of yen]

Reported net income (loss)	(172,025)	(241,498)
Addition: goodwill amortization	1,082	3,778

Adjusted net income (loss)	(170,943)	(237,720)

	[in yen]	[in yen]

Reported net income (loss) per common share, basic	(82.74)	(116.15)
Addition: goodwill amortization	0.52	1.82

Adjusted net income (loss) per common share, basic	(82.22)	(114.33)

	[in yen]	[in yen]

Reported net income (loss) per common share, diluted	(82.74)	(116.15)
Addition: goodwill amortization	0.52	1.82

Adjusted net income (loss) per common share, diluted	(82.22)	(114.33)

4.	On October 1, 2002, Matsushita Electric Industrial Co., Ltd. transformed Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. into wholly owned subsidiaries, based on share exchange agreements that were executed on April 26, 2002. As a result of these share exchanges, the company recorded 315,046 million yen in “Other assets” of the consolidated balance sheet as the total of goodwill and certain other accounts on October 1, 2002.

5.	Comprehensive income (loss) was reported as a loss of 18,906 million yen ($158 million) for the fiscal third quarter ended December 31, 2002, and a loss of 67,617 million yen for the fiscal third quarter ended December 31, 2001. Comprehensive income (loss) was a loss of 392,894 million yen ($3.27 billion) for the nine months ended December 31, 2002, compared with a loss of 251,583 million yen a year ago. Comprehensive income (loss) includes net income (loss), increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains of certain derivative instruments and minimum pension liability adjustments.

6.	Under United States generally accepted accounting principles, restructuring charges are usually included as part of operating profit (loss) in the income statement. Restructuring charges in “Other income (deductions)” of the company’s consolidated statements of income for the third quarter and nine months ended December 31, 2002 and 2001 include one-time expenses associated with the implementation of early retirement programs.

“Other income (loss), net” for the nine months ended December 31, 2002 includes a gain on the sale of Panasonic Disc Services Corporation in the United States.

7.	Number of consolidated companies: 306

8.	Number of companies reflected by the equity method: 48

9.	United States dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 120 yen, the approximate rate on the Tokyo Foreign Exchange Market on December 30, 2002.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended December 31)

	Yen		Percentage 2002/2001	U.S. Dollars
	(millions)			(millions)
	2002	2001		2002
Net sales	¥1,867,787	¥1,737,235	108%	$15,565
Cost of sales	(1,298,199)	(1,284,137)		(10,818)
Selling, general and administrative expenses	(526,807)	(522,812)		(4,390)

Operating profit (loss)	42,781	(69,714)	—	357

Other income (deductions):
Interest income	5,497	8,185		46
Dividend income	766	817		6
Interest expense	(6,955)	(10,020)		(58)
Restructuring charges **	(586)	(142,524)		(5)
Other income (loss), net	3,622	343		30

Income (loss) before income taxes	45,125	(212,913)	—	376

Provision for income taxes	(15,542)	19,177		(130)
Minority interests	(2,686)	21,253		(22)
Equity in earnings (losses) of associated companies	(6,007)	458		(50)

Net income (loss)	¥20,890	¥(172,025)	—	$174

Net income (loss) per common share, basic	8.65 yen	(82.74) yen		$0.07
Net income (loss) per common share, diluted	8.52 yen	(82.74) yen		$0.07
(Parentheses indicate expenses, deductions or losses.) * ** See notes to consolidated financial statements on page 5-6.
Supplementary Information (Three months ended December 31)
	Yen (millions)			U.S. Dollars (millions)
	2002	2001		2002
Depreciation (tangible assets):	¥66,434	¥79,178		$554
Capital investment:	¥54,260	¥64,055		$452
R&D expenditures:	¥137,038	¥139,145		$1,142

Number of employees (Dec. 31)	263,512	280,916

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Nine months ended December 31)

	Yen (millions)		Percentage 2002/2001	U.S. Dollars (millions)

	2002	2001		2002
Net sales	¥5,405,010	¥5,122,844	106%	$45,042
Cost of sales	(3,823,051)	(3,797,461)		(31,859)
Selling, general and administrative expenses	(1,493,809)	(1,470,804)		(12,448)

Operating profit (loss)	88,150	(145,421)	—	735

Other income (deductions):
Interest income	17,411	26,588		145
Dividend income	4,288	7,140		36
Interest expense	(23,727)	(30,948)		(198)
Restructuring charges **	(11,897)	(151,061)		(99)
Write-down of investment securities	(4,569)	(18,608)		(38)
Other income (loss), net ***	29,798	12,140		248

Income (loss) before income taxes	99,454	(300,170)	—	829

Provision for income taxes	(49,565)	10,406		(413)
Minority interests	(1,659)	48,156		(14)
Equity in earnings (losses) of associated companies	(9,494)	110		(79)

Net income (loss)	¥38,736	¥(241,498)	—	$323

Net income (loss) per common share, basic	17.69 yen	(116.15) yen		$0.15
Net income (loss) per common share, diluted	17.48 yen	(116.15) yen		$0.15
(Parentheses indicate expenses, deductions or losses.) * ** *** See notes to consolidated financial statements on page 5-6. Supplementary Information (Nine months ended December 31)
	Yen (millions)			U.S. Dollars (millions)

	2002	2001		2002
Depreciation (tangible assets):	¥203,559	¥238,364		$1,696
Capital investment:	¥161,907	¥244,412		$1,349
R&D expenditures:	¥413,477	¥421,711		$3,446

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

December 31, 2002

With comparative figures for March 31, 2002

	Yen (millions)		U.S. Dollars (millions)

Assets	Dec. 31, 2002	March 31, 2002	Dec. 31, 2002

Current assets:
Cash and cash equivalents	¥968,852	¥899,769	$8,074
Time deposits	469,062	521,333	3,909
Marketable securities	4,252	11,849	35
Trade receivables and other receivables	1,563,013	1,574,472	13,025
Inventories	820,755	834,608	6,840

Total current assets	3,825,934	3,842,031	31,883

Noncurrent receivables	315,008	316,230	2,625
Investments and advances	1,116,134	1,331,401	9,301
Property, plant and equipment, net of accumulated depreciation	1,300,585	1,440,271	10,838
Other assets ***	1,212,728	697,226	10,106

Total assets	¥7,770,389	¥7,627,159	$64,753

Liabilities and Stockholders' Equity

Current liabilities:
Short-term borrowings	¥206,523	¥508,064	$1,721
Trade payables (notes and accounts) and other current liabilities	2,156,657	1,978,012	17,972

Total current liabilities	2,363,180	2,486,076	19,693

Long-term debt	704,686	691,892	5,872
Other long-term liabilities	1,193,229	739,876	9,944
Minority interests	112,456	466,231	937
Common stock	258,738	258,737	2,156
Capital surplus	1,219,686	682,848	10,164
Legal reserve	83,155	82,354	693
Retained earnings	2,479,100	2,461,963	20,659
Accumulated other comprehensive income (loss) *	(582,263)	(150,633)	(4,852)
Treasury stock	(61,578)	(92,185)	(513)

Total liabilities and stockholders' equity	¥7,770,389	¥7,627,159	$64,753

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)		U.S. Dollars (millions)

	Dec. 31, 2002	March 31, 2002	Dec. 31, 2002
Cumulative translation adjustments	¥(152,666)	¥(51,287)	$(1,272)
Unrealized holding gains (losses) of available-for-sale securities	(18,309)	50,888	(153)
Unrealized gains of derivative instruments	14	128	0
Minimum pension liability adjustments	(411,302)	(150,362)	(3,427)

** *** See notes to consolidated financial statements on page 5-6.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (billions)		Percentage 2002/2001	U.S. Dollars (millions)

	2002	2001		2002
AVC Networks
Video and audio equipment	¥576.6	¥534.8	108%	$4,805

Information and communications equipment	512.1	505.9	101%	4,268

Subtotal	1,088.7	1,040.7	105%	9,073

Home Appliances	321.5	307.6	104%	2,679

Industrial Equipment	60.9	55.5	110%	507

Components and Devices	396.7	333.4	119%	3,306

Total	¥1,867.8	¥1,737.2	108%	$15,565

Domestic sales	874.7	803.7	109%	7,289

Overseas sales	993.1	933.5	106%	8,276
(Nine months ended December 31)
	Yen (billions)		Percentage 2002/2001	U.S. Dollars (millions)

	2002	2001		2002
AVC Networks
Video and audio equipment	¥1,540.5	¥1,375.1	112%	$12,837

Information and communications equipment	1,604.0	1,602.9	100%	13,367

Subtotal	3,144.5	2,978.0	106%	26,204

Home Appliances	916.4	911.8	101%	7,637

Industrial Equipment	199.6	201.6	99%	1,663

Components and Devices	1,144.5	1,031.4	111%	9,538

Total	¥5,405.0	¥5,122.8	106%	$45,042

Domestic sales	2,551.8	2,452.1	104%	21,265

Overseas sales	2,853.2	2,670.7	107%	23,777

* See notes to consolidated financial statements on page 5-6.

[Domestic/Overseas Sales Breakdown for Three Months ended December 31, 2002]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2002	Percentage 2002/2001	Yen (billions) 2002	Percentage 2002/2001

AVC Networks
Video and audio equipment	¥199.5	111%	¥377.1	106%

Information and communications equipment	224.2	104%	287.9	100%

Subtotal	423.7	107%	665.0	103%

Home Appliances	243.6	105%	77.9	104%

Industrial Equipment	42.7	107%	18.2	116%

Components and Devices	164.7	122%	232.0	117%

Total	¥874.7	109%	¥993.1	106%

[Domestic/Overseas Sales Breakdown for Nine Months ended December 31, 2002]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2002	Percentage 2002/2001	Yen (billions) 2002	Percentage 2002/2001

AVC Networks
Video and audio equipment	¥533.9	120%	¥1,006.6	108%

Information and communications equipment	752.3	100%	851.7	100%

Subtotal	1,286.2	108%	1,858.3	104%

Home Appliances	665.7	98%	250.7	107%

Industrial Equipment	139.3	95%	60.3	109%

Components and Devices	460.6	106%	683.9	115%

Total	¥2,551.8	104%	¥2,853.2	107%

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended December 31)

By Business Segment:

	Yen (billions)		Percentage	U.S. Dollars (millions)

[Sales]	2002	2001	2002/2001	2002

AVC Networks	¥1,088.7	¥1,040.7	105%	$9,073
Home Appliances	321.9	307.8	105%	2,683
Industrial Equipment	61.8	56.8	109%	515
Components and Devices	578.1	470.6	123%	4,817

Subtotal	2,050.5	1,875.9	109%	17,088
Corporate and elimination	(182.7)	(138.7)	—	(1,523)

Consolidated total	¥1,867.8	¥1,737.2	108%	$15,565

[Operating Profit]

AVC Networks	¥31.9	¥(18.6)	—	$266
Home Appliances	21.5	14.4	149%	179
Industrial Equipment	(6.7)	(20.6)	—	(56)
Components and Devices	11.4	(31.4)	—	95

Subtotal	58.1	(56.2)	—	484
Corporate and elimination	(15.3)	(13.5)	—	(127)

Consolidated total	¥42.8	¥(69.7)	—	$357

(Nine months ended December 31) By Business Segment :
	Yen (billions)		Percentage 2002/2001	U.S. Dollars (millions)

[Sales]	2002	2001		2002

AVC Networks	¥3,144.5	¥2,978.0	106%	$26,204
Home Appliances	917.8	912.3	101%	7,649
Industrial Equipment	202.2	206.1	98%	1,685
Components and Devices	1,701.6	1,486.8	114%	14,180

Subtotal	5,966.1	5,583.2	107%	49,718
Corporate and elimination	(561.1)	(460.4)	—	(4,676)

Consolidated total	¥5,405.0	¥5,122.8	106%	$45,042

[Operating Profit]

AVC Networks	¥66.7	¥(50.8)	—	$556
Home Appliances	44.8	40.1	112%	373
Industrial Equipment	(7.9)	(34.8)	—	(66)
Components and Devices	34.8	(61.0)	—	290

Subtotal	138.4	(106.5)	—	1,153
Corporate and elimination	(50.2)	(38.9)	—	(418)

Consolidated total	¥88.2	¥(145.4)	—	$735

* See notes to consolidated financial statements on page 5-6.

Details of Product Categories

(Consolidated basis)

AVC Networks

Color TVs, LCD and PDP TVs, videocassette recorders (VCRs), digital still cameras, camcorders, DVD players/recorders, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, HDDs, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, refrigerators, room air conditioners, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, bicycles, photographic equipment, etc.

Industrial Equipment

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, ventilation and air-conditioning equipment, car air conditioners, vending machines, other food industry-related equipment, medical equipment, elevators, escalators, etc.

Components and Devices

Semiconductors, electronic tubes, PDPs, LCD panels, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, compressors, dry batteries, storage batteries, non-ferrous metals, etc.

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February 20, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric to Repurchase Its Own Shares

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” and “National” brand products, today announced that it will purchase a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between February 21, 2003 and late April, 2003

3.	Aggregate purchase amount: Up to 28 billion yen

4.	Aggregate number of shares to be purchased: Up to 20 million shares

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2002:

•	Class of shares: Common stock

•	Aggregate number of shares to be purchased: Up to 180 million shares

•	Aggregate purchase amount: Up to 300 billion yen

2)	Cumulative total of shares repurchased through February 10, 2003:

•	Aggregate purchase amount: 85,645,752,000 yen

•	Aggregate number of shares purchased: 70,000,000 shares

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